FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

BCRA authorizes distribution of profits

Ciudad Autónoma de Buenos Aires, May 15, 2026

Messrs.

Securities and Exchange Commission

RE: RELEVANT EVENT.

With due consideration:

I am pleased to address you in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform that the Central Bank of the Argentine Republic’s Superintendence of Exchange Institutions informed that it resolved to authorize Banco BBVA Argentina S.A. the distribution of profits in cash and/or in kind, which shall be paid for a total amount of ARS 69,011,025,123, as requested by the Bank, under the terms set forth in the Consolidated Text on Profit Distribution and in accordance with the provisions of Communication “A” 8410, said amount shall be paid in three (3) monthly, equal, and non-cumulative installments."

Furthermore, in accordance with the resolutions adopted at the Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2026, the Board of Directors shall determine the opportunity, modality, terms, and other conditions of dividends to shareholders.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: May 15, 2026	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer